SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30045; 812-13868]

Northern Trust Investments, Inc., et al.; Notice of Application

April 24, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment

Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d)

and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the

Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section

12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: Northern Trust Investments, Inc. ("Northern Trust"), FlexShares Trust

("Trust"), and Foreside Fund Services, LLC ("Foreside").

Summary of Application: Applicants request an order that permits: (a) an actively

managed series of the Trust to issue shares ("Shares") redeemable in large aggregations

only ("Creation Units"); (b) secondary market transactions in Shares to occur at

negotiated market prices; (c) certain series to pay redemption proceeds, under certain

circumstances, more than seven days from the tender of Shares for redemption; (d)

certain affiliated persons of the series to deposit securities into, and receive securities

from, the series in connection with the purchase and redemption of Creation Units; (e)

certain registered management investment companies and unit investment trusts outside

of the same group of investment companies as the series to acquire Shares; and (f) certain series to perform creations and redemptions of Shares in-kind in a master-feeder structure.

Filing Dates: The application was filed on February 11, 2011, and amended on August 8, 2011, January 11, 2012, March 9, 2012, and April 23, 2012.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 21, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Northern Trust Investments, Inc., 50 S. LaSalle Street, Chicago, IL 60603.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1.   The Trust is a statutory trust organized under the laws of the state of Maryland and is registered under the Act as an open-end management investment company. Subject to market conditions, the initial series of the Trust ("Initial Fund") will be FlexShares Liquid Access Fund, which seeks to achieve its investment objective by investing in a non-diversified portfolio of fixed income instruments, including bonds, debt securities and other similar instruments issued by U.S. and non-U.S. public and private sector entities.

2.   Northern Trust is an Illinois state bank registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and will be the investment adviser to the Initial Fund. Subject to approval by the board of trustees ("Board") of the Trust, Northern Trust, or any entity controlling, controlled by, or under common control with Northern Trust (collectively with Northern Trust, the "Adviser") will advise the Funds (as defined below). The Adviser may enter into subadvisory agreements with one or more investment advisers to serve as subadvisers to a Fund (each, a "Subadviser"). Any Subadviser will be registered under the Advisers Act.

3.   The Trust may enter into a distribution agreement with one or more distributors (each a "Distributor"). Foreside, a Delaware limited liability company, is expected to serve as Distributor of the Initial Fund. Foreside is, and each Distributor will be, a broker-dealer ("Broker") registered under the Securities Exchange Act of 1934 ("Exchange Act"). No Distributor is or will be affiliated with any national securities exchange as defined in section 2(a)(26) of the Act ("Stock Exchange"). A Distributor

may be an "affiliated person," within the meaning of section 2(a)(3) of the Act, of the Adviser or any Subadviser.

4.   Applicants are requesting relief to permit the Trust to create and operate certain actively managed series of the Trust that offer Shares with limited redeemability ("ETF Relief") and to operate certain series in a master-feeder structure. Applicants request that the ETF Relief also apply to future series of the Trust and to other open-end management companies that (a) utilize active management investment strategies, (b) are advised by the Adviser, and (c) comply with the terms and conditions of the order ("Future Funds," together with the Initial Fund, "Funds"). Each Fund will operate as an exchanged-traded fund ("ETF").[1]

5.   Applicants also request that the order permit certain investment companies registered under the Act to acquire Shares of Funds beyond the limitations in section 12(d)(1)(A) and permit certain Funds, and any Distributor for the Funds, and any Broker to sell Shares beyond the limitations in section 12(d)(1)(B) ("Fund of Funds Relief"). Applicants request that any exemption under section 12(d)(1)(J) from sections 12(d)(1)(A) and (B) for Fund of Funds Relief apply to any Fund and each management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Funds within the meaning of section 12(d)(1)(G)(ii) of the Act and that enters into an FOF Participation Agreement (as defined below) with a Fund (such management investment companies are referred to as "Purchasing Management Companies," such unit investment trusts are referred to as "Purchasing Trusts," and Purchasing Management Companies and Purchasing Trusts are

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[1]   All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

collectively referred to as "Purchasing Funds").[2] Purchasing Funds do not include the

Funds. The Fund of Funds Relief would not apply to any Fund that is, either directly or

through a master-feeder structure, acquiring securities of any investment company or

company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits in section

12(d)(1)(A) of the Act.

      6.   Applicants further request that the order permit the Funds to acquire

shares of other registered investment companies managed by the Adviser having

substantially the same investment objectives as the Fund ("Master Funds") beyond the

limitation in section 12(d)(1)(A) and permit the Master Funds, and any principal

underwriter for the Master Funds, to sell shares of the Master Funds to the Funds beyond

the limitations in section 12(d)(1)(B) ("Master-Feeder Relief"). A Future Fund may

invest in a Master Fund instead of directly holding underlying securities. Applicants may

structure certain Funds as feeder funds in a master-feeder structure ("Feeder Funds") to

generate economies of scale and tax efficiencies for shareholders of all series of the

Master Fund that could not otherwise be realized. There would be no ability by Fund

shareholders to exchange Shares of Feeder Funds for shares of another feeder series of

the Master Fund.

      7.   Future Funds may invest, either directly or through a Master Fund, in

equity securities ("Equity Funds") or fixed income securities[3] ("Fixed Income Funds")

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[2]   Each Purchasing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act ("Purchasing Fund Adviser") and may be sub-advised by investment adviser(s) within the meaning of section 2(a)(20)(B) of the Act ("Purchasing Fund Subadviser"). Any investment adviser to a Purchasing Management Company will be registered as an investment adviser or exempt from registration under the Advisers Act. Each Purchasing Trust will have a sponsor ("Sponsor").

[3]   Fixed income securities may include "to-be-announced transactions" ("TBA Transactions"). A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction the buyer and

traded in the U.S. or non-U.S. markets and also may hold short positions in securities ("Short Positions"). Funds that invest, either directly or through a Master Fund, in foreign equity and/or fixed income securities are "Foreign Funds." Funds that invest, either directly or through a Master Fund, in foreign and domestic equity securities are "Global Equity Funds." Funds that invest directly in foreign and domestic fixed income securities, either directly or through a Master Fund, are "Global Fixed Income Funds" (and together with the "Global Equity Funds, "Global Funds"). The term "Domestic Funds" includes any Equity Fund or Fixed Income Fund that invests, either directly or through a Master Fund, in domestic equity and/or fixed income securities.

8.   Each Fund may invest in depositary receipts representing foreign securities in which they seek to invest ("Depositary Receipts"), including American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). Depositary Receipts are typically issued by a financial institution ("Depositary") and evidence ownership interests in a security or a pool or securities ("Underlying Securities") that have been deposited with the Depositary.[4] A Fund will not invest in any Depositary Receipts that the Adviser or Subadviser deems to be illiquid or for which pricing information is not readily available. No Fund (or its respective Master Fund, if any) will invest in options contracts, futures contracts or swap agreements.

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seller agree upon general trade parameters such as agency, settlement date, par amount, and price. The actual pools delivered generally are determined two days prior to the settlement date.

[4]   With respect to ADRs, the Depositary is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 ("Securities Act") on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. Financial Industry Regulatory Authority ("FINRA") Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of applicants or any Subadviser will serve as the depositary bank for any Depositary Receipts held by a Fund.

9.   Shares of each Fund will be purchased from the Trust only in Creation Units through the Distributor on a continuous basis at net asset value ("NAV") next determined after an order in proper form is received.[5] Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a Stock Exchange. The Funds will issue Shares in Creation Units of at least 25,000 Shares.

10.   Orders to purchase or redeem Creation Units may be placed by or through an "Authorized Participant," which is either (i) a Broker or other participant in the continuous net settlement system of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission, or (ii) a participant in the Depository Trust Company ("DTC"), which in either case has executed an agreement with the Trust and the Distributor with respect to creations and redemptions of Creation Units.

11.   Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemptions will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments") and shareholders redeeming their shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[6] On any given Business Day, the

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[5]   While the NAV of each Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange on each day that a Fund is open, including as required by section 22(e) of the Act ("Business Day"), the NAV of each Fixed Income Fund and Foreign Fund may be determined prior to 4:00 p.m. Eastern Time on each Business Day.

[6]   In the case of a Fund that is part of a master-feeder structure, the Fund will redeem shares from the appropriate master portfolio and then deliver to the redeeming shareholder the Redemption Instruments and Cash Amount (as defined below). The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration

names and quantities of the instruments that constitute the Deposit Instruments and the names and quantitites of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the "Creation Basket." In addition, the Creation Basket will correspond *pro rata* to the positions in the Fund's portfolio (including cash positions),[7] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[8] or (c) TBA Transactions, Short Positions or other positions that cannot be transferred in kind[9] will be excluded from the Creation Basket.[10] If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference ("Cash Amount").

12.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Cash Amount, as described above; (b) if, on a given Business Day,

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under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A.

[7]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[8]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[9]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[10]   Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (as defined below).

the Fund announces before the open of trading that all purchases, all redemptions, or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or the DTC; or (ii) in the case of Foreign or Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign or Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[11]

13.   Each Business Day, before the open of trading on the Stock Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket

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[11]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

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is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Stock Exchange will disseminate every 15 seconds during its regular trading hours an amount representing the sum of the estimated Cash Amount plus the current value of the Deposit Instruments, on a per Share basis.

14. Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded on a Stock Exchange. The price of Shares trading on a Stock Exchange will be based on a current bid/offer market. Transactions involving the sale of Shares on a Stock Exchange will be subject to customary brokerage commissions and charges.

15. Applicants expect that purchasers of Creation Units will include arbitrageurs and the lead market makers and/or designated liquidity providers. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[12] Applicants state that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their NAV should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Beneficial owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund.

16. Each Fund may impose a purchase or redemption transaction fee ("Transaction Fee") to protect existing shareholders from the dilutive costs associated

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[12] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants ("DTC Participants").

with the purchase or redemption of Creation Units.[13] The Distributor will be responsible

for maintaining records of both the orders placed with it and the confirmations of

acceptance furnished by it. The Distributor will deliver a confirmation and prospectus

("Prospectus") to the purchaser.

17.   Neither the Trust nor any Fund will be advertised or marketed or

otherwise held out as a traditional open-end investment company or a mutual fund.

Instead, each Fund will be marketed as an "actively-managed exchange-traded fund."[14]

All marketing materials that describe the features or method of obtaining, buying or

selling Creation Units, or Shares traded on the Stock Exchange, or refer to redeemability,

will prominently disclose that Shares are not individually redeemable shares and will

disclose that the owners of Shares may acquire those Shares from the Fund, or tender

those Shares for redemption to the Fund in Creation Units only. The same approach will

be followed in connection with shareholder reports and investor educational materials

issued or circulated in connection with the Shares. Each Fund will provide copies of its

semi-annual and annual shareholder reports to DTC Participants for distribution to

beneficial owners of Shares.

18.   The Trust will maintain a website that will be publicly available and free

of charge. The website will include each Fund's Prospectus and other information about

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[13]   Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of purchasing such Deposit Instruments. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

[14]   As noted above, certain Funds may operate as Feeder Funds in a master-feeder structure. Under such circumstances, the Funds would operate, and would be marketed, as ETFs. The respective Master Funds would operate as mutual funds, but would not be publicly offered or marketed. Applicants do not believe the master-feeder structure would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. Applicants state that they will take steps to ensure that investors will understand the differences between the Funds and any feeder funds.

each Fund that is updated on a daily basis, including the prior Business Day's NAV,

closing market price or reported midpoint of "bid and ask" at the time of calculation of

such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market

closing price or Bid/Ask Price against such NAV. Prior to the opening of the Stock

Exchange on each Business Day, the Trust will disclose on its website the identities and

quantities of the securities ("Fund Securities") and other assets held by each Fund, or its

respective Master Fund,[15] that will form the basis of each Fund's NAV at the end of the

Business Day.[16]

Applicants' Legal Analysis:

1.	Applicants request an order under section 6(c) of the Act for an exemption

from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act,

under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and

17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from

sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

2.	Section 6(c) of the Act provides that the Commission may exempt any

person, security or transaction, or any class of persons, securities or transactions, from

any provision of the Act, if and to the extent that such exemption is necessary or

appropriate in the public interest and consistent with the protection of investors and the

purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act

authorizes the Commission to exempt a proposed transaction from section 17(a) of the

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[15]	For Funds that are part of a master-feeder structure, the Fund will disclose information about the securities and other assets held by the Master Fund.

[16]	Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order to permit the Trust to register as an open-end management investment company and each Fund to issue and redeem Shares in Creation Units only.[17] Applicants state that investors may purchase Shares in Creation Units and redeem Creation Units from each Fund and that Creation Units are always redeemable in accordance with the provisions of the Act. Applicants further state that because the market price of Shares will be disciplined by arbitrage

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[17]   The Master Funds will not require relief from sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, rather than at the current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares would not cause dilution of an investment in Shares because such transactions do not involve the Funds as parties, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity should ensure that the difference between NAV and the market price of Shares remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which Foreign or Global Funds may invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to 14 calendar days. Applicants therefore request relief under section 6(c) of the Act from section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the

principal local markets where transactions in the Fund Securities of each Foreign or Global Fund customarily clear and settle, but in all cases no later than 14 days following the tender of a Creation Unit.[18] At all other times and except as disclosed in the relevant Statement of Information ("SAI"), applicants expect that each Foreign or Global Fund will be able to deliver redemption proceeds within seven days. Applicants do not believe the master-feeder structure would have any impact on the delivery cycle.

      8.   Applicants submit that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing in-kind redemption payments for Creation Units of a Foreign or Global Fund, and any respective Master Fund, to be made within the number of days indicated above would not be inconsistent with the spirit and intent of section 22(e).[19] Applicants state that the SAI for each Foreign or Global Fund will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of in-kind redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Foreign or Global Fund. Applicants are not seeking relief from section 22(e) with respect to Foreign Funds or Global Funds effecting redemptions on a cash basis.

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[18]   Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that applicants may otherwise have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

[19]   Other feeder funds invested in any Master Fund are not seeking, and will not rely on, the section 22(e) relief requested herein.

<u>Section 12(d)(1)</u>

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request relief to permit Purchasing Funds to acquire Shares of a Fund beyond the limits of section 12(d)(l)(A) of the Act. Applicants also seek an exemption to permit the Funds and/or a Broker to sell Shares to Purchasing Funds beyond the limits of section 12(d)(l)(B).

11.   Applicants assert that the proposed transactions will not lead to any of the abuses that section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

12.   Applicants submit that their proposed conditions address any concerns regarding the potential for undue influence. A Purchasing Fund or Purchasing Fund

Affiliate[20] will not cause an investment in a Fund to influence the terms of services or

transactions between a Purchasing Fund or a Purchasing Fund Affiliate and the Fund or

Fund Affiliate.[21] A Purchasing Fund's Advisory Group or a Purchasing Fund's Sub-

Advisory Group will not control a Fund within the meaning of section 2(a)(9) of the

Act.[22]

13.   Applicants also propose a condition to ensure that no Purchasing Fund or

Purchasing Fund Affiliate will cause a Fund to purchase a security from an Affiliated

Underwriting. An "Affiliated Underwriting" is an offering of securities during the

existence of an underwriting or selling syndicate of which a principal underwriter is an

Underwriting Affiliate. An "Underwriting Affiliate" is a principal underwriter in any

underwriting or selling syndicate that is an officer, director, member of an advisory

board, Purchasing Fund Adviser, Purchasing Fund Subadviser, employee or Sponsor of

the Purchasing Fund, or a person of which any such officer, director, member of an

advisory board, Purchasing Fund Adviser, Purchasing Fund Subadviser, employee or

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[20]   A "Purchasing Fund Affiliate" is defined as the Purchasing Fund Adviser, Purchasing Fund Subadviser, Sponsor, promoter and principal underwriter of a Purchasing Fund and any person controlling, controlled by or under common control with any of these entities.

[21]   A "Fund Affiliate" is defined as an investment adviser, promoter or principal underwriter of a Fund, or its respective Master Fund, and any person controlling, controlled by or under common control with any of these entities.

[22]   A "Purchasing Fund's Advisory Group" is the Purchasing Fund Adviser, or Sponsor, any person controlling, controlled by or under common control with the Purchasing Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Purchasing Fund Adviser, the Sponsor, or any person controlling, controlled by or under common control with the Purchasing Fund Adviser or Sponsor. A "Purchasing Fund's Sub-Advisory Group" is any Purchasing Fund Subadviser, any person controlling, controlled by, or under common control with the Purchasing Fund Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Purchasing Fund Subadviser or any person controlling, controlled by or under common control with the Purchasing Fund Subadviser.

Sponsor is an affiliated person, except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate.

14.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the board of directors or trustees of a Purchasing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Purchasing Management Company may invest. Applicants state that any sales charges and/or service fees charged with respect to shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830. [23]

15.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund (and its respective Master Fund, if any) will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that (i) the Fund (or its respective Master Fund) acquires securities of another investment company pursuant to certain exemptive relief from the Commission, or (ii) the Fund acquires shares of its respective Master Fund.

16.   To ensure that a Purchasing Fund is aware of the terms and conditions of the requested order, the Purchasing Fund must enter into an agreement with the

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[23]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by FINRA.

respective Fund ("FOF Participation Agreement"). The FOF Participation Agreement will include an acknowledgment from the Purchasing Fund that it may rely on the order only to invest in the Funds and not in any other investment company.

17.   Applicants also are seeking relief from sections 12(d)(1)(A) and (B) of the Act to permit the Funds in a master-feeder structure to perform creations and redemptions of Shares in-kind. Applicants assert that this structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in section 12(d)(1)(E) of the Act. Section 12(d)(1)(E) provides that the percentage limitations of sections 12(d)(1)(A) and (B) will not apply to a security issued by an investment company (in this case, the shares of the applicable master portfolio) if, among other things, that security is the only investment security held by the Fund. Applicants believe the proposed master-feeder structure complies with section 12(d)(1)(E) because each Fund will hold only investment securities issued by its corresponding Master Fund; however, the Funds may receive securities other than securities of its corresponding Master Fund if a Fund accepts an in-kind creation. To the extent that a Fund may be deemed to be holding both shares of the master portfolio and other securities, applicants request relief from sections 12(d)(1)(A) and (B). The Funds would operate in compliance with all other provisions of section 12(d)(1)(E).

Sections 17(a)(1) and (2) of the Act

18.   Sections 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or

indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

19.   Applicants request an exemption from section 17(a) under sections 6(c) and 17(b) to permit in-kind purchases and redemptions by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. Applicants also request an exemption in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the transactions that would accompany such sales and redemptions with, any Purchasing Fund of which the Fund is an affiliated person or a second tier affiliate.[24]

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[24]   Applicants believe that a Purchasing Fund generally will purchase Shares in the secondary market, which would not require relief from section 17(a), and will not purchase or redeem Creation Units directly from a Fund. Nonetheless a Purchasing Fund could seek to transact in Creation Units directly with a Fund, and the relief requested pursuant to section 17(a) is intended to cover the transactions that would accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Purchasing Fund because the Adviser or an entity controlling,

20.   Applicants contend that no useful purpose would be served by prohibiting these affiliated persons or second tier affiliates of a Fund from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The value of the Deposit Instruments and corresponding Cash Amount delivered by a purchaser or Redemption Instruments and corresponding Cash Amount given to a redeeming investor will be the same regardless of the investor's identity, and will be valued under the same objective standards applied to valuing the Fund Securities. The method of valuing Fund Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values. Therefore, applicants state that the in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons and second tier affiliates of a Fund to effect a transaction detrimental to other holders of Shares. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

21.   Applicants also submit that the sale of Shares to and redemption of Shares from a Purchasing Fund satisfies the standards for relief under sections 17(b) and 6(c) of the Act. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund.[25] The FOF Participation Agreement will require any Purchasing Fund that purchases Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its registration statement.

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controlled by, or under common control with the Adviser is also an investment adviser to the Purchasing Fund.

[25]   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Purchasing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

22.   To the extent that a Fund operates in a master-feeder structure, applicants also request relief permitting the Funds to engage in in-kind creations and redemptions with the applicable master portfolio. Applicants state that the customary section 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Funds and the applicable master portfolio could also be affiliated by virtue of having the same investment adviser. However, applicants believe that in-kind creations and redemptions between a Fund and a master portfolio advised by the same investment adviser do not involve "overreaching" by an affiliated person. Such transactions will occur only at the Fund's proportionate share of the master portfolio's net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable master portfolio's NAV. Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transactions would only occur as a result of, and to effectuate, a creation or redemption transaction between the Fund and a third-party investor. Applicants believe that the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned and that the transactions are consistent with the general purposes of the Act.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

ETF Relief

1.   As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on a Stock Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day's NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price of the Shares against such NAV.

4.   On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund (or its respective Master Fund) will disclose on its website the identities and quantities of the Fund Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of such Business Day.

5.   The Adviser or Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.   The requested relief, other than the section 12(d)(1) relief and the section 17 relief related to a master-feeder structure, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

Fund of Funds Relief

7.   The members of the Purchasing Fund's Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. The members of the Purchasing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Purchasing Fund's Advisory Group or the Purchasing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Purchasing Fund's Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Purchasing Fund Subadviser or a person controlling, controlled by or under common control with the Purchasing Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

8.   No Purchasing Fund or Purchasing Fund Affiliate will cause any existing or potential investment by the Purchasing Fund in a Fund to influence the terms of any services or transactions between the Purchasing Fund or a Purchasing Fund Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

9.   The board of directors or trustees of a Purchasing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Purchasing Fund Adviser and any Purchasing Fund Subadviser are conducting the investment program of the Purchasing Management

Company without taking into account any consideration received by the Purchasing

Management Company or a Purchasing Fund Affiliate from a Fund (or its respective

Master Fund) or a Fund Affiliate in connection with any services or transactions.

       10.   Once an investment by a Purchasing Fund in the securities of a Fund

exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund (or of its

respective Master Fund), including a majority of the disinterested Board members, will

determine that any consideration paid by the Fund (or its respective Master Fund) to the

Purchasing Fund or a Purchasing Fund Affiliate in connection with any services or

transactions: (i) is fair and reasonable in relation to the nature and quality of the services

and benefits received by the Fund (or its respective Master Fund); (ii) is within the range

of consideration that the Fund (or its respective Master Fund) would be required to pay to

another unaffiliated entity in connection with the same services or transactions; and (iii)

does not involve overreaching on the part of any person concerned. This condition does

not apply with respect to any services or transactions between a Fund (or its respective

Master Fund) and its investment adviser(s), or any person controlling, controlled by or

under common control with such investment adviser(s).

       11.   The Purchasing Fund Adviser, or trustee ("Trustee") or Sponsor, as

applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount

at least equal to any compensation (including fees received pursuant to any plan adopted

by a Fund (or its respective Master Fund) under rule 12b-1 under the Act) received from

a Fund (or its respective Master Fund) by the Purchasing Fund Adviser, or Trustee or

Sponsor, or an affiliated person of the Purchasing Fund Adviser, or Trustee or Sponsor,

other than any advisory fees paid to the Purchasing Fund Adviser, or Trustee, or Sponsor, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Purchasing Fund in the Fund. Any Purchasing Fund Subadviser will waive fees otherwise payable to the Purchasing Fund Subadviser, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Purchasing Fund Subadviser, or an affiliated person of the Purchasing Fund Subadviser, other than any advisory fees paid to the Purchasing Fund Subadviser or its affiliated person by the Fund (or its respective Master Fund), in connection with any investment by the Purchasing Management Company in the Fund made at the direction of the Purchasing Fund Subadviser. In the event that the Purchasing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Purchasing Management Company.

12.   No Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

13.   The Board of the Fund (or of its respective Master Fund), including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by a Purchasing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Purchasing Fund in the Fund. The Board will

consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

14. Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by a Purchasing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

15.   Before investing in a Fund in excess of the limit in section 12(d)(1)(A), a Purchasing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), a Purchasing Fund will notify the Fund of the investment. At such time, the Purchasing Fund will also transmit to the Fund a list of the names of each Purchasing Fund Affiliate and Underwriting Affiliate. The Purchasing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Purchasing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

16.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Purchasing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master Fund) in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Purchasing Management Company.

17.   Any sales charges and/or service fees charged with respect to shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

18.   No Fund (or its respective Master Fund) will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that (i) the Fund (or its respective Master Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, or (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary